Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

February 3, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Duc Dang

Caesars Entertainment Corporation

Registration Statement on

Form S-1 (File No. 333-177985)

Dear Mr. Dang:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of Caesars Entertainment Corporation (the “Comapny”) be accelerated to February 6, 2012 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby further requests that the effective date of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (Registration No. 001-10410) (the “Form 8-A” and, together with the Form S-1, the “Registration Statements”), also be accelerated to the same time as the Form S-1.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact Monica K. Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055.

*****

Very truly yours,

By:	/s/ Michael D. Cohen

Name:	Michael D. Cohen
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary